Exhibit (e)(ii)

Distribution Agreement

Appendix A

Name of Fund	Date Added
Legg Mason BW International Opportunities Bond Fund	November 13, 2009
QS Legg Mason Strategic Real Return Fund	February 26, 2010
Legg Mason BW Diversified Large Cap Value Fund	August 20, 2010
Legg Mason BW Absolute Return Opportunities Fund	February 25, 2011
Legg Mason BW Global High Yield Fund	July 6, 2012
Legg Mason BW Alternative Credit Fund	November 27, 2013
Miller Income Opportunity Trust	February 28, 2014
Legg Mason BW Dynamic Large Cap Value Fund	October 31, 2014
Martin Currie Emerging Markets Fund	May 26, 2015
Legg Mason BW Global Macro Fund	November 5, 2015
Martin Currie International Unconstrained Equity Fund	November 5, 2015
QS Global Market Neutral Fund	November 5, 2015